Exhibit 12

Hawaiian Holdings, Inc.

Computation of Ratio of Earnings to Fixed Charges

(in thousands)

	Three Months Ended March 31,
	2014	2013

Earnings
Loss before income taxes	$(8,292)	$(27,379)
Total fixed charges (see below)	26,290	22,779
Interest capitalized	(2,776)	(3,440)

Earnings as adjusted	$15,222	$(8,040)

Fixed Charges:
Interest and amortization of debt discount and issuance cost	$15,010	$11,377
Portion of rental expense representative of the interest factor	11,280	11,402

Total fixed charges	$26,290	$22,779

Ratio of earnings to fixed charges	—	—

Coverage deficiency	$11,068	$30,819